SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 6, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q10 Results

São Paulo, August 6th, 2010 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the second quarter 2010 (2Q10). The Company s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2009.

SBSP3: R$ R$ 35.79/ share SBS: US$ 40.92 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 8.2 billion Closing price: 08/06/2010

1. Financial Highlights

								R$ million
	2Q09	2Q10	Chg. (R$)%		1H09	1H10	Chg. (R$)%
(+) Gross operating revenue	1,743.7	1,904.5	160.8	9.2	3,523.0	3,790.1	267.1	7.6
(-) COFINS and PASEP taxes	120.0	134.7	14.7	12.3	246.0	268.3	22.3	9.1
(=) Net operating revenue	1,623.7	1,769.8	146.1	9.0	3,277.0	3,521.8	244.8	7.5
(-) Costs and expenses	1,118.3	1,143.5	25.2	2.3	2,309.7	2,176.9	(132.8)	(5.7)
(+) Equity Results	(0.1)	(0.1)	-	-	(0.1)	(0.2)	(0.1)	100.0
(=) Earnings before financial expenses (EBIT*)	505.3	626.2	120.9	23.9	967.2	1,344.7	377.5	39.0
(+) Depreciation and amortization	161.5	151.0	(10.5)	(6.5)	323.2	294.8	(28.4)	(8.8)
(=) EBITDA**	666.8	777.2	110.4	16.6	1,290.4	1,639.5	349.1	27.1
(%) EBITDA margin	41.1	43.9	-	-	39.4	46.6	-	-
Net income	464.7	333.6	(131.1)	(28.2)	720.9	624.2	(96.7)	-
Earnings per share (R$)	2.04	1.46	-	-	3.16	2.74	-	-
(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 2Q10, net operating revenue reached R$ 1.8 billion, 9.0% grew compared to 2Q09. Costs and expenses in the amount of R$ 1.1 billion grew 2,3% versus 2Q09. EBITDA was R$ 666.8 million in 2Q09 and R$ 777.2 million in 2Q10, an increase of 16.6%.

EBIT grew 23.9%, from R$ 505.3 million in 2Q09 to R$ 626.2 million in 2Q10.

2. Gross operating revenue

In 2Q10, gross operating revenue grew from R$ 1.7 billion in 2Q09 to R$ 1.9 billion in 2Q10, an increase of R$ 160.8 million or 9.2%. The main factors that led to this variation were the tariff adjustment of 4.43% in September 2009 and the increase of 4.0% in billed volume in relation to the same quarter of 2009.

3. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 2Q09, 2Q10, 1H09 and 1H10.

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BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
Category	2Q09	2Q10%		2Q09	2Q10%		2Q09	2Q10%
Residential	344.3	356.8	3.6	278.2	290.1	4.3	622.5	646.9	3.9
Commercial	38.7	40.3	4.1	35.9	37.7	5.0	74.6	78.0	4.6
Industrial	8.5	9.2	8.2	8.7	9.3	6.9	17.2	18.5	7.6
Public	12.4	13.2	6.5	10.1	10.6	5.0	22.5	23.8	5.8
Total retail	403.9	419.5	3.9	332.9	347.7	4.5	736.8	767.2	4.1
Wholesale	71.7	73.4	2.4	6.7	7.2	7.5	78.4	80.6	2.8
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	475.7	493.0	3.6	339.6	354.9	4.5	815.3	847.9	4.0
	1H09	1H10%		1H09	1H10%		1H09	1H10%
Residential	696.3	721.3	3.6	560.1	584.2	4.3	1,256.4	1,305.5	3.9
Commercial	77.2	80.6	4.4	71.3	74.7	4.8	148.5	155.3	4.6
Industrial	16.8	18.2	8.3	16.8	18.6	10.7	33.6	36.8	9.5
Public	23.3	24.4	4.7	19.1	19.7	3.1	42.4	44.1	4.0
Total retail	813.6	844.5	3.8	667.3	697.2	4.5	1,480.9	1,541.7	4.1
Wholesale	143.5	145.9	1.7	14.6	15.3	4.8	158.1	161.2	2.0
Reused water	0.1	0.2	-	-	-	-	0.1	0.2	-
Total	957.2	990.6	3.5	681.9	712.5	4.5	1,639.1	1,703.1	3.9

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

	Water			Sewage			Water + Sewage
	2Q09	2Q10%		2Q09	2Q10%		2Q09	2Q10%
Metropolitan	269.3	278.8	3.5	226.7	236.2	4.2	496.0	515.0	3.8
Regional (2)	134.6	140.7	4.5	106.2	111.5	5.0	240.8	252.2	4.7
Total retail	403.9	419.5	3.9	332.9	347.7	4.5	736.8	767.2	4.1
Wholesale	71.7	73.4	2.4	6.7	7.2	7.5	78.4	80.6	2.8
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	475.7	493.0	3.6	339.6	354.9	4.5	815.3	847.9	4.0
	1H09	1H10%		1H09	1H10%		1H09	1H10%
Metropolitan	539.0	555.9	3.1	451.7	469.9	4.0	990.7	1,025.8	3.5
Regional (2)	274.6	288.6	5.1	215.6	227.3	5.4	490.2	515.9	5.2
Total retail	813.6	844.5	3.8	667.3	697.2	4.5	1,480.9	1,541.7	4.1
Wholesale	143.5	145.9	1.7	14.6	15.3	4.8	158.1	161.2	2.0
Reused water	0.1	0.2	-	-	-	-	0.1	0.2	-
Total	957.2	990.6	3.5	681.9	712.5	4.5	1,639.1	1,703.1	3.9
(1) Unaudited
(2) Including coastal and countryside

4. Costs, administrative and selling expenses

In 2Q10, costs of products and services, administrative and selling expenses grew 2.3% (R$ 25.2 million). As a percentage of net revenue, costs and expenses declined from 68.9% in 2Q09 to 64.6% in 2Q10.

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								R$ million
	2Q09	2Q10	Chg.	%	1H09	1H10	Chg.	%
Payroll and benefits	360.9	359.3	(1.6)	(0.4)	848.9	681.5	(167.4)	(19.7)
Supplies	36.8	32.3	(4.5)	(12.2)	71.6	66.6	(5.0)	(7.0)
Treatment supplies	33.1	31.1	(2.0)	(6.0)	71.9	67.2	(4.7)	(6.5)
Services	276.3	274.6	(1.7)	(0.6)	457.9	489.9	32.0	7.0
Electric power	121.7	129.8	8.1	6.7	238.8	260.0	21.2	8.9
General expenses	42.3	36.0	(6.3)	(14.9)	100.3	108.8	8.5	8.5
Tax expenses	10.0	11.7	1.7	17.0	34.0	38.8	4.8	14.1
Sub-total	881.1	874.8	(6.3)	(0.7)	1,823.4	1,712.8	(110.6)	(6.1)
Depreciation and amortization	161.5	151.0	(10.5)	(6.5)	323.2	294.8	(28.4)	(8.8)
Credit write-offs	75.7	117.7	42.0	55.5	163.1	169.3	6.2	3.8
Costs, administrative and selling expenses	1,118.3	1,143.5	25.2	2.3	2,309.7	2,176.9	(132.8)	(5.7)
% over net revenue	68.9	64.6	-	-	70.5	61.8	-	-

4.1. Payroll and Benefits

In 2Q10 payroll and benefits decreased by R$ 1.6 million or 0.4%, from R$ 360.9 million to R$ 359.3 million, due to the following:

• The Company s workforce reduction relating to the lay-offs from April/09 to June/10 (TAC + 2% of the workforce) with a dismissal of 2,387 employees; and

• This reduction was partially offset by the 6.69% wages adjustment as of May 2009 and 5.05% as of May 2010.

In 1H10 this item decreased R$ 167.4 million, due to 1Q09 provision made, which did not occur in 2010. Excluding the non-recurring TAC effect of R$ 146.6 million, there was a reduction of R$ 20.8 million or 3.0% decrease.

4.2. Supplies

In 2Q10, expenses with Supplies decreased by R$ 4.5 million or 12.2%, when compared to the same period 2009, from R$ 36.8 million to R$ 32.3 million. The main factors for this variation were: i) the lower expenses with materials for the maintenance of the aqueduct systems, water and sewage treatment station, and the lifts in the Metropolitan Region of São Paulo (RMSP) in the amount of R$ 3.1 million; and ii) expenses with vehicle fuel and lubricants amounting to R$ 1.2 million, resulting from the lower fuel consumption on account of the allocation of new vehicles and the higher demand for outsourced services, such as Global R and Global Sourcing.

4.3. Treatment supplies

Treatment supplies expenses in 2Q10 were R$ 2.0 million, or 6.0% lower than in 2Q09, from R$ 33.1 million to R$ 31.1 million. The main factors were:

• R$ 4.5 million reduction, due to the lower consumption of aluminum polychloride of approximately 45% and aluminum sulphate replacement. The aluminum sulphate consumption grew around 30%, however the product average cost decreased 54%, which contributed significantly in the expenses reduction of the period; and

• Increase of R$ 2.6 million, due to the adjustment in the price of chlorine and ferric chloride in November 2009 and the increase in the consumption of a few products, such as: i) activated carbon, due to the water reserves and climatic conditions, as well as the proliferation of algae in the Dams that serve the Alto Tietê Production System; ii) start of the use of hydrogen peroxide in Santos, Praia Grande and São Vicente; iii) polyelectrolytes, due to the commencement of operation of the centrifuges in the Barueri system.

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4.4. Services

In 2Q10 this item decreased R$ 1.7 million or 0.6%, from R$ 276.3 million to R$ 274.6 million. The main factors were:

• R$ 26.8 million decrease in the provision made in 2Q09, related to the actions established in the agreement signed between Sabesp and the São Paulo Municipal Government; and

• Appropriation of the expenses of two quarters, made in 2Q09 at the beginning of the booking of the Public Private Partnership (PPP) contract of Alto Tietê, in contrast to the recognition of expenses of just one quarter in 2Q10, resulting in a decrease of R$ 6.1 million.

Excluding provision effects, the third-party service account would have grown by R$ 31.2 million, or, 11.3%. There was an increase in the following services:

• Advertising campaigns focused on socio-environmental initiatives, such as: Planeta Sustentável, Jornal SPTV Globo, Projeto de Mídia TV Record - a television news programs - among others, in the amount of R$ 8.5 million, recurring for the next quarters;

• Residential connection and sewage network maintenance in the amount of R$ 8.2 million, due to the increase in demand and the contractual amounts based on Global Sourcing in the municipalities of the Regional Systems and the increases in the execution of the maintenance services in the RMSP, besides the intensification of actions to meet the demands of the Córrego Limpo Program with the Municipal Government of São Paulo (PMSP) and actions to optimize the sewage systems in the Baixada Santista region;

• Hiring of consultancy, advisory and specialized services for diverse purposes in the amount of R$ 4,1 million covering: supply of information and water forecasts in real time, study of the flora and fauna to obtain the environmental license for the Rio Taiaçupeba basin, call center in the municipalities belonging to the Regional Systems - Contact Center R, development of the new virtual branch office and accounts management system, update of the technical register of the geographic information system SIGNOS (inventory of the distribution networks, supply, collection and treatment), among others;

• Hydrometer reading and bill delivery in the amount of R$ 3.8 million, as a result of increased number of connections and usage of new technologies that allow greater security and agility in the bill issue and reading system, besides the delivery of water bills in a few Business Units by post;

• Paving services and replacement of sidewalks in the amount of R$ 3.2 million;

• Renting of vehicles in the amount of R$ 1.1 million, with most of the delivery of vehicles starting from the 2nd half of 2009, in place of own fleet;

• Freight and carriage expenses in the amount of R$ 1.1 million due to the outsourcing of the transport of chemical products, recurring in the coming quarters; and

• Expenses of R$ 1.0 million with the implementation of the Program for the Rational Use of Water (PURA) the municipal schools as a result of the agreement between Sabesp and the São Paulo Municipal Government.

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4.5. Electric power

In 2Q10 this item increased R$ 8.1 million or 6.7%, from R$ 121.7 million to R$ 129.8 million. This increase is due to the following factors:

• Tariff adjustment, which had a 5.6% impact in the average tariff in the captive market, which represents 77% of the installed capacity, impacting the weighted average increase between the captive market and free market by around 5.8%; and

• Weighted average cost increase of 6.7% between the markets.

	Participation	Costs Variation	Weighted Average
	(%)	(%)	(%)
Free market	23.0	12.0	2.8
Captive market	77.0	5.0	3.9
Weighted Average	-	-	6.7

4.6. General expenses

In 2Q10 general expenses decreased R$ 6.3 million or 14.9%, from R$ 42.3 million to R$ 36.0 million, mainly due to the decrease in provision for legal contingencies, institutional support and others.

4.7. Depreciation and Amortization

This item decreased R$ 10.5 million or 6.5%, from R$ 161.5 million to R$ 151.0 million. This variation is mainly due to the estimates review, with increase in the useful life of the assets, recurring for the next quarters.

4.8. Credit write-offs

Credit write-offs increased by R$ 42.0 million, or 55.5%, from R$ 75.7 million to R$ 117.7 million, mainly due to the need to complement the overdue debts of the São Paulo Municipal Government in 2Q10.

4.9. Tax expenses

In 2Q10 tax expenses grew R$ 1.7 million or 17.0%, due to the payment of the Municipal Real Estate Tax (IPTU) to the Municipality of São Paulo.

5. Other operating revenues and expenses

5.1 Other operating revenues

These increased by R$ 5.6 million or 48.3% in 2Q10, mainly due to the revenue generated through the PURA program and the transfer of funds by the OGU (Federal Government s Budget) - Sanitation is Life Program.

5.2 Other operating expenses

In 2Q10 other operating revenues increased R$ 3.5 million or 42.7%, due to:

• R$ 7.5 million increase due to asset write-offs; and

• R$ 2.3 million decrease due to allocation of fiscal incentives in 2Q09.

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6. Financial expenses and revenues

				R$ million
	2Q09	2Q10	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	94.8	124.3	29.5	31.1
Interest and charges on international loans and financing	15.2	11.8	(3.4)	(22.4)
Interest rate over lawsuit indemnity, net of provisions	33.9	45.3	11.4	33.6
Other financial expenses	8.6	13.6	5.0	58.1
Total financial expenses	152.5	195.0	42.5	27.9
Financial revenues	42.5	48.3	5.8	13.6
Financial expenses net of revenues	110.0	146.7	36.7	33.4

6.1. Financial expenses

In 2Q10 financial expenses grew R$ 42.5 million, or 27.9%, as described below:

• Increase in interest by R$ 29.5 million, on loans and financing due to the 10th issue of debentures in November 2009, 11th issue of debentures in March 2010, 12th issue of debentures in June 2010 and new contracts signed with Caixa Econômica Federal in May 2010; and

• Interest over lawsuit in the amount of R$ 11.4 million.

6.2. Financial revenues

Financial revenues increased by R$ 5.8 million, due to the higher volume of financial investments.

7. Monetary variations on assets and liabilities

				R$ million
	2Q09	2Q10	Var.	%
Monetary variation over loans and financing	0.8	22.8	22.0	-
Currency exchange variation over loans and financing	(237.8)	14.2	252.0	(106.0)
Other monetary/exchange rate variations	5.8	2.5	(3.3)	(56.9)
Variation on liabilities	(231.2)	39.5	270.7	(117.1)
Variation on assets	14.0	47.6	33.6	240.0
Net Variation	(245.2)	(8.1)	237.1	(96.7)

7.1. Variations on liabilities

The effect on the monetary variations on liabilities in 2Q10 was R$ 270.7 million higher, compared to 2Q09, due to:

• Exchange variation on foreign loans and financing generated a negative impact of R$ 252.0 million, due to the 1.2% appreciation of the U.S. Dollar in 2Q10 compared to the 15.7% depreciation in 2Q09;

• Monetary variations on domestic loans and financing increased by R$ 22.0 million, mainly due to:

• R$ 23.3 million increase due to the positive variation of the IGPM in 2Q10 of 2.84%, compared to a negative impact of 0.32% in 2Q09; and

• R$ 1.3 million decrease due to the lower variation of the TR interest rate in 2Q10 of 0.11% compared to 0.16% in 2Q09.

• Other monetary variations decreased R$ 3.3 million related to lawsuit.

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7.2. Monetary variations on assets

Monetary variations on assets increased R$ 33.6 million, due to the following factors:

• Customer installment agreements updates of tariff debts in the amount of R$ 5.0 million;

• Judicial deposits updates related to lawsuits in the amount of R$ 7.8 million; and

• Monetary variation referred to the 11th debentures issuance funding in the amount of R$ 20.6 million, due to change in the Unit Price between the issue date and settlement date.

8. Operating indicators

Sabesp continues to work strenuously to reduce water losses, which has enabled a continued reduction in the loss ratio, from 26.7% in 2Q09 to 25.8% in 2Q10.

Operating indicators*	2Q09	2Q10%
Water connections (1)	7,037	7,207	2.4
Sewage connections (1)	5,427	5,609	3.4
Population directly served - water (2)	23.2	23.4	0.9
Population directly served - sewage (2)	19.3	19.7	2.1
Number of employees	15,834	15,095	(4.7)
Water volume produced (3) (*)	1,424	1,463	2.8
Water losses (%) (*)	26.7	25.8	(3.4)
(1) In thousand units at the end of the period
(2) In million inhabitants at the end of the period, not including wholesale
(3) In million of cubic meters at the end of the period
* Not revised by the Independent Auditors

9. Loans and financing

In June, the Company issued R$ 500 million in debentures, its 12th issue, to be subscribed by the Sanitation Fund Portfolio of the Government Severance Indemnity Fund (FGTS).

The company has 18 months to use the funds that will be released in 3 installments. The first installment of R$ 170 million has already been released on the settlement date and signature of the agreement. The remaining balance is deposited in a restricted account and will be released according to evidence that funds will be used in the Company s investment plan. The maturity is 15 years, with a four-year grace period and 11 years of repayment amortized in monthly installments at a rate of 9.5% per year adjusted by the TR (government interest rate).

In July, the Company s Board of Directors approved the 5th promissory note issue for public distribution, with firm commitment and restricted placement efforts, in accordance with CVM Instruction 476, in the total amount of R$ 600 million.

The Promissory Notes maturity will be 180 days from their issue date. The funds raised by the Company through the payment of the Promissory Notes will be used to settle the financial obligations falling due in 2010 and 2011.

The Promissory Notes will be paid with the funds to be raised by the Company through the public issue of debentures by it, and the structuring and distribution process will be conducted by the Underwriters on a firm commitment basis.

In August, Brazil s Senate authorized the federal government to tender guarantee to Japan International Cooperation Agency s loan (JICA) to Sabesp, in the approximate amount of US$ 65 million. These funds will be invested in the Environmental Improvement Integrated Program at Billings reservoir water source area (Pró-Billings).

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								R$ million
INSTITUTION	2010	2011	2012	2013	2014	2015	2016 and onwards	Total
Local market
Banco do Brasil	147.8	315.0	342.9	373.1	98.3	-	-	1,277.1
Caixa Econômica Federal	41.2	88.1	98.1	99.8	61.3	39.1	393.7	821.3
Debentures	238.5	475.1	235.8	579.4	368.3	391.0	603.2	2,891.3
FIDC - SABESP I	27.7	13.9	-	-	-	-	-	41.6
BNDES	21.4	44.1	67.4	38.6	34.4	34.5	228.4	468.8
Others	1.7	5.3	0.4	0.4	0.5	0.5	1.8	10.6
Interest and charges	117.2	15.6	-	-	-	-	-	132.8
Local market total	595.5	957.1	744.6	1,091.3	562.8	465.1	1,227.1	5,643.5
International market
IDB	33.0	66.1	66.1	66.1	66.1	66.1	275.3	638.8
Eurobonds	-	-	-	-	-	-	252.2	252.2
JBIC	-	11.7	23.5	23.5	23.5	23.5	328.7	434.4
IDB 1983AB	-	42.8	42.8	42.8	42.8	42.8	233.1	447.1
Interest and charges	16.4	-	-	-	-	-	-	16.4
International market total	49.4	120.6	132.4	132.4	132.4	132.4	1,089.3	1,788.9
Total	644.9	1,077.7	877.0	1,223.7	695.2	597.5	2,316.4	7,432.4

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10. Future Events

APIMEC Meeting	Conference Call in English
August 11th , 2010	August 11th , 2010
3:00 pm (Brasília) / 2:00 pm (US EST)	10:30 am (Brasília) / 09:30 am (US EST)
Dial-in access: 1(412) 858-4600
Replay available at the	Conference ID: Sabesp
Company s website
Replay - available until 08/19/2010
Dial-in access: 1(412) 317-0088
Replay ID: 442888#

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Income Statement

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Current
Cash and Cash Equivalents	1,046,840	851,564	1,047,359	852,523
Accounts Receivable from Clients	1,083,895	1,162,978	1,083,895	1,162,978
Related Party Balance	155,348	138,618	155,348	138,618
Inventory	31,101	34,706	31,101	34,706
Recoverable Taxes	4,773	5,219	4,773	5,219
Other Receivables	553,174	177,843	553,267	177,937
Deferred income tax and social contribution	263,369	250,951	263,369	250,951
Total Current Assets	3,138,500	2,621,879	3,139,112	2,622,932

Non-Current
Long Term Assets:
Accounts Receivable from Clients	270,484	274,773	270,484	274,773
Related Party Balance	934,208	945,423	934,208	945,423
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	47,682	47,439	47,682	47,439
Other Receivables	102,872	101,370	102,872	101,370
Deferred income tax and social contribution	620,858	591,286	620,858	591,286
	2,122,317	2,106,504	2,122,317	2,106,504

Investments	4,110	4,217	720	720
Permanent Assets	15,969,828	15,682,941	15,972,770	15,685,606
Intangible Assets	1,644,407	1,581,273	1,644,407	1,581,273
	17,618,345	17,268,431	17,617,897	17,267,599
Total Non-Current Assets	19,740,662	19,374,935	19,740,214	19,374,103

Total Assets	22,879,162	21,996,814	22,879,326	21,997,035

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Current
Contractors and Suppliers	175,860	168,563	175,933	168,704
Loans and Financing	1,412,954	955,811	1,412,954	955,811
Salaries and Payroll Charges	241,482	234,958	241,570	235,034
Taxes and Contributions Payable	168,689	235,429	168,692	235,433
Taxes and Contributions Deferred	27,134	28,941	27,134	28,941
Interest on Own Capital Payable	56	365,423	56	365,423
Provision for Contingencies	713,318	712,270	713,318	712,270
Accounts Payable	281,846	237,777	281,846	237,777
Other Payables	206,283	155,307	206,283	155,307
Total Current Liabilities	3,227,622	3,094,479	3,227,786	3,094,700

Non-Current
Long Term Liabilities:
Loans and Financing	6,019,456	5,610,061	6,019,456	5,610,061
Taxes and Contributions Payable	69,375	77,287	69,375	77,287
Taxes and Contributions Deferred	162,600	157,655	162,600	157,655
Provision for Contingencies	852,695	871,452	852,695	871,452
Provisions for actuarial liabilities Law 4819/58	507,772	520,055	507,772	520,055
Pension Fund Obligations	504,114	492,061	504,114	492,061
Other Payables	383,648	355,515	383,648	355,515
Total Non Current Liabilities	8,499,660	8,084,086	8,499,660	8,084,086

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,088,454	2,106,063	2,088,454	2,106,063
Profit Reserves	2,054,594	2,054,594	2,054,594	2,054,594
Accrued income	680,889	329,649	680,889	329,649
Total Shareholders' Equity	11,151,880	10,818,249	11,151,880	10,818,249

Total Liabilities and Shareholders' Equity	22,879,162	21,996,814	22,879,326	21,997,035

Página 11 de 13

Balance Sheet

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	Apr-Jun/10	Apr-Jun/09	Apr-Jun/10	Apr-Jun/09
Gross Revenue from Sales and Services	1,904,453	1,743,652	1,904,453	1,743,652
Water Supply - Retail	961,920	888,380	961,920	888,380
Water Supply - Wholesale	87,802	81,056	87,802	81,056
Sewage Collection and Treatment	813,834	739,604	813,834	739,604
Sewage Collection and Treatment - Wholesale	5,474	4,387	5,474	4,387
Other Services	35,423	30,225	35,423	30,225

Taxes on Sales and Services - COFINS and PASEP	(134,665)	(120,029)	(134,665)	(120,029)

Net Revenue from Sales and Services	1,769,788	1,623,623	1,769,788	1,623,623

Costs of Sales and Services	(781,247)	(830,083)	(781,247)	(830,083)

Gross Profit	988,541	793,540	988,541	793,540

Operating Expenses
Selling	(255,450)	(187,307)	(255,450)	(187,307)
Administrative	(106,815)	(100,884)	(106,936)	(101,048)
Other operating expenses, net	3,926	2,345	3,926	2,345

Operating Income Before Shareholdings	630,202	507,694	630,081	507,530
Equity Result	(107)	(79)	-	-

Earnings Before Financial Results	630,095	507,615	630,081	507,530
Financial, net	(124,384)	(102,604)	(124,370)	(102,519)
Exchange gain (loss), net	(14,217)	237,769	(14,217)	237,769

Earnings before Income Tax and Social Contribution	491,494	642,780	491,494	642,780

Income Tax and Social Contribution

Current	(198,095)	(200,881)	(198,095)	(200,881)
Deferred	40,232	22,766	40,232	22,766

Net Income (loss) for the period	333,631	464,665	333,631	464,665
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	1.46	2.04	1.46	2.04
Depreciation and Amortization	(150,960)	(161,483)	(150,960)	(161,483)
EBITDA	777,129	666,753	777,115	666,668
% over net revenue	43.9%	41.1%	43.9%	41.1%

Página 12 de 13

Cash Flow

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	Apr-Jun/10	Apr-Jun/09	Apr-Jun/10	Apr-Jun/09
Cash flow from operating activities
Net income for the period before taxes and social contribution	491,494	642,780	491,494	642,780
Provisions for contingencies	36,721	106,720	36,721	106,720
Reversion of provision for losses	310	780	310	780
Other provisions	75	107	75	107
Liabilities related to pension plans	16,040	19,150	16,040	19,150
Write-off of property, plant and equipment	10,871	4,268	10,871	4,268
Depreciation and Amortization	150,960	161,483	150,961	161,483
Interest calculated over loans and financing payable	137,071	111,051	137,071	111,051
Monetary and exchange variation over loans and financing	37,007	(237,005)	37,007	(237,005)
Variation on liabilities and interest	1,070	1,467	1,070	1,467
Variation on assets and interest	(33,677)	(1,030)	(33,677)	(1,030)
Provisions for bad debt	117,744	75,749	117,744	75,749
Provision for TAC (Conduct Adjustment Term)	9,153	(17,378)	9,153	(17,378)
Provision for São Paulo Municipal Government Agreement	35,475	62,231	35,475	62,231
Equity Result	107	79	-	-
Operating activities	1,010,421	930,452	1,010,315	930,373

Variation on Assets and Liabilities	(412,825)	(144,631)	(412,881)	(144,472)
(Increase) decrease in assets:
Accounts receivable from clients	(12,831)	6,685	(12,831)	6,685
Balances and transactions with related parties	(2,572)	(5,382)	(2,572)	(5,382)
Inventories	3,295	2,303	3,295	2,303
Recoverable Taxes	446	3,356	446	3,356
Other accounts receivable	(376,342)	(25,194)	(376,341)	(25,199)
Judicial deposits	(665)	(20,472)	(665)	(20,472)
Increase (decrease) in liabilities:
Loans and financing	1,220	(3,709)	1,152	(3,561)
Salaries and payroll charges	(2,629)	494	(2,617)	507
Provision for actuarial liabilities - Law 4819/58	(12,283)	(12,605)	(12,283)	(12,605)
Taxes and contributions payable	(22,197)	(28,526)	(22,198)	(28,523)
Accounts payable	20,369	19,721	20,369	19,721
Other accounts payable	40,662	53,957	40,662	53,957
Contingencies	(45,311)	(131,122)	(45,311)	(131,122)
Pension plan - transfer to Sabesprev	(3,987)	(4,137)	(3,987)	(4,137)

Others	(442,151)	(349,924)	(442,151)	(349,924)
Interest paid	(191,913)	(174,793)	(191,913)	(174,793)
Income tax and contribution paid	(250,238)	(175,131)	(250,238)	(175,131)
Net cash generated from operating activities	155,445	435,897	155,283	435,977

Cash flow from investing activities:
Acquisition of property, plant and equipment	(404,294)	(432,878)	(404,572)	(433,235)
Increase in intangible assets	(22,413)	(13,869)	(22,413)	(13,869)
Receivables by the permanent assets sale	-	2,270	-	2,270
Net cash used in investing activities	(426,707)	(444,477)	(426,985)	(444,834)

Cash flow from financing activities
Funding	1,872,185	666,544	1,872,185	666,544
Loan amortizations	(1,040,280)	(484,966)	(1,040,280)	(484,966)
Payment of interest on own capital	(365,367)	(285,331)	(365,367)	(285,331)
Net cash generated (invested) at financing activities	466,538	(103,753)	466,538	(103,753)

Increase in cash and equivalents	195,276	(112,333)	194,836	(112,610)
Cash and cash equivalents at the beginning of the period	851,564	797,909	852,523	801,514
Cash and cash equivalents at the end of the period	1,046,840	685,576	1,047,359	688,904
Changes in Cash and Cash Equivalents	195,276	(112,333)	194,836	(112,610)

Página 13 de 13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 6, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.